Exhibit 99.5
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 77811800
Press release
Mr Jim Leng
9 February 2009
Rio Tinto announces that Jim Leng, a non-executive Director, has resigned from the Boards with immediate effect and will therefore not take up the post of Chairman of the Boards in April as previously planned.
At the request of the Boards, Rio Tinto’s current Chairman, Paul Skinner, has agreed to remain as Chairman until mid 2009, by which time it is anticipated that a successor will be appointed. The process to appoint a new Chairman is underway.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 2 of 2

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154 Mobile: +44 (0) 7825 275 605	Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3867 1607
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com